UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	October , 2003 .

Group Simec, Inc. (Translation of Registrant’s Name Into English)

Mexico (Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440 (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A. de C.V. (Registrant)

Date: October 30, 2003.	By: /s/ Luis García Limón
Name: Luis García Limón Title: Chief Executive Officer

PRESS RELEASE	Contact:	Adolfo Luna Luna José Flores Flores Grupo Simec, S.A. de C.V. Calzada Lazaro Cardenas 601 44440 Guadalajara, Jalisco, Mexico 52 33 1057 5740

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST NINE MONTHS OF 2003

GUADALAJARA, MEXICO, October 28, 2003- Grupo Simec, S.A. de C.V. (AMEX-SIM) (“Simec”) announced today its results of operations for the nine-month period ended September 30, 2003. Net sales increased 26% to Ps. 1,997 million in the nine months ended September 30, 2003 compared to Ps. 1,591 million in the same period of 2002 due to higher finished product prices and increased production levels. Primarily as a result of the foregoing and significantly lower financial expense in the 2003 period, in the nine-month period ended September 30, 2003 Simec recorded net income of Ps. 281 million versus net income of Ps. 66 million for the comparable period of 2002.

Simec sold 463,286 metric tons of basic steel products during the nine months ended September 30, 2003 as compared to 451,037 metric tons in the same period of 2002. Exports of basic steel products decreased to 54,047 metric tons in the nine-month period ended September 30, 2003 versus 61,853 metric tons in the September 30, 2002 period. Simec also sold 47,049 tons of billet in the first nine months of 2003 as compared to 21,476 tons of billet in the prior comparable period. Prices of finished products sold in the nine-month period ended September 30, 2003 increased 18% in real terms versus the same period of 2002.

Simec’s direct cost of sales was Ps. 1,308 million in the nine-month period ended September 30, 2003, or 65% of net sales, versus Ps. 1,067 million, or 67% of net sales, for the 2002 period. Indirect manufacturing, selling, general and administrative expenses (including depreciation) increased to Ps. 347 million during the nine-month period ended September 30, 2003, from Ps. 338 million in the September 30, 2002 period.

Simec’s operating income increased 84% to Ps. 342 million during the first nine months of 2003 from Ps. 186 million in the same period of 2002. Operating income was 17% of net sales in the nine-month period ended September 30, 2003 compared to 12% of net sales in the same period of 2002.

Simec recorded no other income, net, in the nine-month period ended September 30, 2003 compared to other income, net, of Ps. 10 million in the same period of 2002. In addition, Simec recorded a provision for income tax and employee profit sharing of Ps. 37 million in the nine-month period ended September 30, 2003 versus a provision of Ps. 14 million in the same period of 2002.

Simec recorded financial expense of Ps. 24 million in the nine-month period ended September 30, 2003 compared to financial expense of Ps. 116 million in the same period of 2002 as a result of (i) net interest expense of Ps. 14 million in the first nine months of 2003 compared to net interest expense of Ps. 45 million in the same period of 2002, reflecting lower debt levels in the 2003 period, (ii) an exchange loss of Ps. 9 million in the nine-month period ended September 30, 2003 compared to an exchange loss of Ps. 95 million in the same period of 2002, reflecting lower debt levels in the 2003 period and a decrease of 6% in the value of the peso versus the dollar in the 2003 period compared to a decrease of 11% in the value of the peso versus the dollar in the 2002 period and (iii) a loss from monetary position of Ps. 1 million in the nine-month period ended September 30, 2003 compared to a gain from monetary position of Ps. 24 million in the same period of 2002, reflecting the domestic inflation rate of 2.3% in the 2003 period compared to the domestic inflation rate of 3.9% in the 2002 period and lower debt levels during the 2003 period.

At September 30, 2003, Simec’s total consolidated debt consisted of approximately $2 million of U.S. dollar-denominated debt, while at December 31, 2002, Simec had outstanding approximately $47.8 million of U.S. dollar-denominated debt. Simec’s lower debt level at September 30, 2003 reflects the prepayment of $31.4 million of bank debt in the nine-month-period ended September 30, 2003, the conversion to common stock in March 2003 of $16.1 million of loans (plus accrued interest thereon) from Simec’s parent company Industrias CH, S.A. de C.V. (“ICH”) at a conversion price equivalent to U.S. $1.35 (Ps. 14.588) per American Depositary Share and a capital contribution from ICH to Simec in the amount of $14.5 million (the proceeds of which were used to retire debt owed to ICH) for capital stock to be issued in the fourth quarter of 2003. Simec currently owes no amounts to ICH.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at September 30, 2003.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT AT SEPTEMBER 30 OF 2003 AND 2002 (Thousands of Pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

S		AMOUNT	%	AMOUNT	%

1	TOTAL ASSETS	5,712,368	100	5,201,658	100

2	CURRENT ASSETS	1,053,526	18	825,349	16
3	CASH AND SHORT-TERM INVESTMENTS	344,687	6	32,545	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	425,579	7	387,712	7
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	24,920	0	89,453	2
6	INVENTORIES	251,658	4	306,588	6
7	OTHER CURRENT ASSETS	6,682	0	9,051	0
8	LONG-TERM	0	0	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES
	AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	4,402,944	77	4,092,336	79
13	PROPERTY	1,881,010	33	1,901,416	37
14	MACHINERY AND INDUSTRIAL	4,146,004	73	3,498,985	67
15	OTHER EQUIPMENT	186,813	3	169,766	3
16	ACCUMULATED DEPRECIATION	1,818,952	32	1,527,180	29
17	CONSTRUCTION IN PROGRESS	8,069	0	49,349	1
18	DEFERRED ASSETS (NET)	255,898	4	283,973	5
19	OTHER ASSETS	0	0	0	0

20	TOTAL LIABILITIES	1,214,599	100	1,643,442	100

21	CURRENT LIABILITIES	320,118	26	479,399	29
22	SUPPLIERS	189,323	16	202,126	12
23	BANK LOANS	18,877	2	60,839	4
24	STOCK MARKET LOANS	3,300	0	3,194	0
25	TAXES TO BE PAID	41,334	3	58,756	4
26	OTHER CURRENT LIABILITIES	67,284	6	154,484	9
27	LONG-TERM LIABILITIES	0	0	409,665	25
28	BANK LOANS	0	0	409,665	25
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	894,481	74	754,378	46
32	OTHER LIABILITIES	0	0	0	0

33	CONSOLIDATED STOCKHOLDERS’ EQUITY	4,497,769	100	3,558,216	100

34	MINORITY INTEREST	250	0	216	0
35	MAJORITY INTEREST	4,497,519	100	3,558,000	100
36	CONTRIBUTED CAPITAL	3,636,082	81	3,304,236	93
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,755,676	39	1,575,987	44
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,116,475	25	1,114,732	31
39	PREMIUM ON SALES OF SHARES	613,517	14	613,517	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	150,414	3	0	0
41	CAPITAL INCREASE (DECREASE)	861,437	19	253,764	7
42	RETAINES EARNINGS AND CAPITAL RESERVE	1,231,392	27	1,110,614	31
43	REPURCHASE FUND OF SHARES	78,792	2	78,792	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF
	STOCKHOLDERS’ EQUITY	(729,738)	(16)	(1,001,980)	(28)

45	NET INCOME FOR THE YEAR	280,991	6	66,338	2

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT BREAKDOWN OF MAIN CATEGORIES (Thousands of Pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

S		AMOUNT	%	AMOUNT	%

3	CASH AND SHORT TERM INVESTMENTS	344,687	100	32,545	100
46	CASH	147,151	43	31,946	98
47	SHORT-TERM INVESTMENTS	197,536	57	599	2

18	DEFERRED ASSETS (NET)	255,898	100	283,973	100
48	AMORTIZED OR REDEEMED EXPENSES	253,669	99	283,973	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	2,229	1	0	0

21	CURRENT LIABILITIES	320,118	100	479,399	100
52	FOREIGN CURRENCY LIABILITIES	71,097	22	198,538	41
53	MEXICAN PESOS LIABILITIES	249,021	78	280,861	59

24	STOCK MARKET LOANS	3,300	100	3,194	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	3,300	100	3,194	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0

26	OTHER CURRENT LIABILITIES	67,284	100	154,484	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	84,791	55
58	OTHER CURRENT LIABILITIES WITHOUT COST	67,284	100	69,693	45

27	LONG-TERM LIABILITIES	0	0	409,665	100
59	FOREIGN CURRENCY LIABILITIES	0	0	409,665	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0

29	STOCK MARKET LOANS	0	0	0	0
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0

30	OTHER LOANS	0	0	0	0
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0

31	DEFERRED LOANS	894,481	100	754,378	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	885,430	99	748,111	99
67	OTHERS	9,051	1	6,267	1

32	OTHER LIABILITIES	0	0	0	0
68	RESERVES	0	0	0	0
69	OTHER LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) IN RESTATEMENT OF
	STOCKHOLDERS’ EQUITY	(729,738)	(100)	(1,001,980)	(100)
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(729,738)	(100)	(1,001,980)	(100)
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT OTHER CONCEPTS (Thousands of Pesos)

REF
	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

S		AMOUNT	AMOUNT

72	WORKING CAPITAL	733,408	345,950
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	25	29
75	EMPLOYERS (*)	384	400
76	WORKERS (*)	910	928
77	COMMON SHARES (*)	120,348,855	2,160,625,003
78	REPURCHASED SHARES (*)	0	0

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT FROM JANUARY 1 TO SEPTEMBER 30 OF 2003 AND 2002 (Thousands of Pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	1,997,077	100	1,590,495	100
2	COST OF SALES	1,307,690	65	1,066,853	67
3	GROSS INCOME	689,387	35	523,642	33
4	OPERATING EXPENSES	347,159	17	337,853	21
5	OPERATING INCOME	342,228	17	185,789	12
6	TOTAL FINANCING COST	24,130	1	115,877	7
7	INCOME AFTER FINANCING COST	318,098	16	69,912	4
8	OTHER FINANCIAL OPERATIONS	(278)	0	(10,689)	(1)
9	INCOME BEFORE TAXES AND WORKERS’ PROFIT
	SHARING	318,376	16	80,601	5
10	RESERVE FOR TAXES AND WORKERS’ PROFIT
	SHARING	37,385	2	14,263	1
11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT
	SHARING	280,991	14	66,338	4
12	SHARE IN NET INCOME OF SUBSISIARIES AND
	NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME FROM CONTINUOUS
	OPERATIONS	280,991	14	66,338	4
14	INCOME FROM DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE
	EXTRAORDINARY ITEMS	280,991	14	66,338	4
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY
	CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	280,991	14	66,338	4
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	280,991	14	66,338	4

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	1,997,077	100	1,590,495	100
21	DOMESTIC	1,793,508	90	1,390,857	87
22	FOREIGN	203,569	10	199,638	13
23	TRANSLATED INTO DOLLARS (***)	18,839		19,696

6	TOTAL FINANCING COST	24,130	100	115,877	100
24	INTEREST PAID	16,992	70	46,185	40
25	EXCHANGE LOSSES	9,098	38	95,496	82
26	INTEREST EARNED	2,638	11	901	1
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN FROM MONETARY POSITION	678	3	(24,903)	(21)

8	OTHER FINANCIAL OPERATIONS	(278)	100	(10,689)	100
29	OTHER NET EXPENSES (INCOME) NET	(278)	100	(10,689)	100
30	(PROFIT LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXESS AND WORKERS’ PROFIT SHARING	37,385	100	14,263	100
32	INCOME TAX	23,599	63	27,262	191
33	DEFERED INCOME TAX	12,706	34	(13,110)	(92)
34	WORKERS’ PROFIT SHARING	1,080	3	111	1
35	DEFERED WORKERS’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT OTHER CONCEPTS (Thousands of Pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	AMOUNT

36	TOTAL SALES	2,140,651	1,691,977
37	NETR INCOME OF THE YEAR	0	0
38	NET SALES (**)	2,567,476	2,049,268
39	OPERATION INCOME (**)	417,485	219,141
40	NET INCOME OF MAJORITY INTEREST (**)	335,870	189,426
41	NET CONSOLIDATED INCOME (**)	335,870	189,442

(***) THE RESTATED INFORMATION FOR THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT OF THE THIRD QUARTER FROM JULY 1 TO SEPTEMBER 30 OF 2003 AND 2002 (Thousands of Pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	716,459	100	547,962	100
2	COST OF SALES	465,386	65	371,220	68
3	GROSS INCOME	251,073	35	176,742	32
4	OPERATING EXPENSES	115,001	16	112,475	21
5	OPERATING INCOME	136,072	19	64,267	12
6	TOTAL FINANCING COST	(2,093)	0	11,304	2
7	INCOME AFTER FINANCING COST	138,165	19	52,963	10
8	OTHER FINANCIAL OPERATIONS	1,401	0	(2,969)	(1)
9	INCOME BEFORE TAXES AND WORKERS’ PROFIT
	SHARING	136,764	19	55,932	10
10	RESERVE FOR TAXES AND WORKERS’ PROFIT
	SHARING	15,705	2	(5,514)	(1)
11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT
	SHARING	121,059	17	61,446	11
12	SHARE IN NET INCOME OF SUBSISIARIES AND
	NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME FROM CONTINUOUS
	OPERATIONS	121,059	17	61,446	11
14	INCOME FROM DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE
	EXTRAORDINARY ITEMS	121,059	17	61,446	11
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY
	CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	121,059	17	61,446	11
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	121,059	17	61,446	11

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT OF THE THIRD QUARTER BREAKDOWN OF MAIN CONCEPTS FROM JULY 1 TO SEPTEMBER 30 OF 2003 AND 2002 (Thousands of Pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	716,459	100	547,962	100
21	DOMESTIC	637,148	89	472,159	86
22	FOREIGN	79,311	11	75,803	14
23	TRANSLATED INTO DOLLARS (***)	7,345		7,313

6	TOTAL FINANCING COST	(2,093)	100	11,304	100
24	INTEREST PAID	604	(29)	10,295	91
25	EXCHANGE LOSSES	0	0	6,435	57
26	INTEREST EARNED	848	(41)	336	3
27	EXCHANGE PROFITS	5,858	(280)	0	0
28	GAIN FROM MONETARY POSITION	4,009	(192)	(5,090)	(45)

8	OTHER FINANCIAL OPERATIONS	1,401	100	(2,969)	100
29	OTHER NET EXPENSES (INCOME) NET	1,401	100	(2,969)	100
30	(PROFIT LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXESS AND WORKERS’ PROFIT SHARING	15,705	100	(5,514)	100
32	INCOME TAX	7,946	51	9,448	(171)
33	DEFERED INCOME TAX	7,397	47	(15,011)	272
34	WORKERS’ PROFIT SHARING	362	2	49	(1)
35	DEFERED WORKERS’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FROM JANUARY 1 TO SEPTEMBER 30 OF 2003 AND 2002 (Thousands of Pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

C		AMOUNT	AMOUNT

1	CONSOLIDATED NET INCOME	280,991	66,338
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	CASH	146,506	100,569
3	CASH FLOW FROM NET INCOME OF THE YEAR	427,497	166,907
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(179,951)	(75,366)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	247,546	91,541
6	CASH FLOW FROM EXTERNAL FINANCING	(330,006)	(398,291)
7	CASH FLOW FROM INTERNAL FINANCING	331,846	285,938
	RECURSOS GENERADOS (UTILIZADOS)
8	CASH FLOW GENERATED (USED) BY FINANCING	1,840	(112,353)
9	CASH FLOW GENERATED (USED) IN INVESTMENT
	ACTIVITIES	(16,266)	(12,902)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
	INVESTMENTS	233,120	(33,714)
11	CASH AND SHORT-TERM INVESTMENTS AT THE
	BEGINNING OF PERIOD	111,567	66,259
12	CASH AND SHORT TERM INVESTMENTS AT THE END
	OF PERIOD	344,687	32,545

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

C		AMOUNT	AMOUNT

2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT
	REQUIRE CASH	146,506	100,569
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	133,801	113,679
14	+ (-) NET INCREASE (DECREASE IN PENSIONS FUNS
	AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
	ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
40	+ (-) OTHER ITEMS WHICH DO NOT AFFECT EBITDA	12,705	(13,110)

4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(179,951)	(75,366)
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES	(10,827)	(49,203)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	23,680	(12,993)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT
	RECEIVABLES	29,429	(26,871)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(23,817)	61,625
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(198,416)	(47,924)

6	CASH FLOW FROM EXTERNAL FINANCING	(330,006)	(398,291)
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	1,298	(368,246)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	409,665
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(331,304)	(437,704)
28	(-) STOCK MARKET AMORTIZATION	0	(2,006)
29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM INTERNAL FINANCING	331,846	285,938
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	181,432	285,938
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	150,414	0

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
	ACTIVITIES	(16,266)	(12,902)
34	+(-) INCREASE (DECREASE) IN STOCK INVESTMENTS
	OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(11,966)	(5,657)
36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0
37	+ SALO OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(4,300)	(7,245)

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

RATIOS CONSOLIDATED

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

C		AMOUNT		AMOUNT

	YIELD
1	NET INCOME TO NET SALES	14.07%		4.17%
2	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	7.47%		5.32%
3	NET INCOME TO TOTAL ASSETS (**)	5.88%		3.64%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%		0.00%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-0.24%		37.54%

	ACTIVITY
6	NET SALES TO NET ASSETS (**)	0.45	times	0.39	times
7	NET SALES TO FIXED ASSETS (**)	0.58	times	0.50	times
8	INVENTORIES ROTATION (**)	6.70	times	4.48	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50	days	57	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	119.52%		12.63%

	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	21.26%		31.59%
12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.27	times	0.46	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.85%		37.01%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%		10.01%
15	OPERATING INCOME TO INTEREST PAID	20.14	times	4.02	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.11	times	1.25	times

	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	3.29	times	1.72	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	2.50	times	1.08	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.87	times	0.50	times
20	CURRENT ASSETS TO CURRENT LIABILITIES	107.67%		6.79%

	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	21.41%		10.49%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL
	TO NET SALES	-9.01%		-4.74%
23	CASH GENERATED (USED) IN OPERATING TO
	INTEREST PAID	14.57	times	1.98	times
24	EXTERNAL FINANCING TO CASH GENERATED
	(USED) IN FINANCING	-17935.11%		354.50%
25	INTERNAL FINANCING TO CASH GENERATED (USED)
	IN FINANCING	18035.11%		-254.50%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
	TO CASH GENERATED (USED) IN INVESTMENT
	ACTIVITIES	73.56%		43.85%

(**) IN THESE RATIOS PROVIDE INFORMATION FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 3 YEAR: 2003
GRUPO SIMEC, S.A. DE C.V.

DATA PER SHARE CONSOLIDATED (Pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

C		AMOUNT		AMOUNT

1	BASIC PROFIT PER ORDINARY SHARE (**)	$2.94		$0.10
2	BASIC PROFIT PER PREFERENCE SHARE (**)	$0.00		$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00		$0.00
4	CONTINUOUS OPERATING PROFIT PER COMMON
	SHARE (**)	$2.94		$0.10
5	EFFECT OF DISCONTINUED OPERATIONS ON
	CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00		$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
	CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00		$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
	CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00		$0.00
8	CARRYING VALUE PER SHARE	$37.37		$1.65
9	CASH DIVIDEND ACCUMULATED PER SHARE	$0.00		$0.00
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.41	times	0.40	times
12	MARKET PRICE TO BASIC PROFIT PER COMMON SHARE (**)	5.20	times	6.60	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENCE
	SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003
FINANCIAL STATEMENT NOTES (1)
CONSOLIDATED

s35 Stockholders’ Equity: Effects of inflation - The effects of inflation on stockholders’ equity at September 30, 2003 are as follows:

	Historical Cost	Restated Amount	Total
Capital stock	Ps. 1,755,676	Ps. 1,116,475	Ps. 2,872,151
Additional paid-in capital	549,517	64,000	613,517
Contributions for future
capital increases	150,414	-	150,414
Retained earnings	1,139,565	451,610	1,591,175
Excess resulting from restating
Stockholders’ equity to reflect
Certain effects of inflation	-	84,965	84,965
Effect deferred income tax
Bulletin D-4	(662,340)	(152,363)	(814,703)

s39 Premium in subscription of Capital Stock made in March 29, 2001.

s44 In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liabilities resulting from the adoption of this Bulletin was Ps. 885,430 at September 30, 2003 compared to Ps. 748,111 at September 30, 2002. The effect on Simec’s consolidated statement of income in the nine-month period ended September 30, 2003 was an increase of Ps. 12,706 in the provision for income tax and employee profit sharing compared to a decrease of Ps. 13,110 in the same period of 2002. These provisions do not affect the cash flow of Simec.

r24 We don’t have interest paid in UDI’s

r26 We don’t have interest earned in UDI’s

c02 Consolidated Statements of Changes in Financial Position

The net loss in money exchange and net profit in liabilities actualization are as follows:

		September 30, 2003		September 30, 2002
Net loss (profit) in money exchange	Ps.	4,903	Ps.	67,395
Net loss (profit) in liabilities actualization		(7,918)		(33,055)

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

DIRECTOR REPORT (1)

	ANNEX 1	CONSOLIDATED

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At September 30, 2003, Simec’s total consolidated debt consisted of approximately $2.0 million of U.S. dollar-denominated debt, while at December 31, 2002, Simec had outstanding approximately $47.8 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company Industrias CH, S.A. de C.V.) (“ICH”); Simec’s lower debt level at September 30, 2003 reflected the prepayment of $30 million of bank debt in 2003 (Simec financed $16.2 million of this prepayment with loans from ICH), the semi-annual amortization installment on its bank debt of $1.4 million in May 2003, the conversion to common stock in March 2003 of $16.1 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.35 (Ps.14.588) per American Depositary Share and a capital contribution from ICH to Simec in the amount of $14.5 million (the proceeds of which were used to retire debt owed to ICH) for capital stock to be issued at the end of this year. Simec’s remaining outstanding $1.7 million of bank debt consisted of (i) $0.2 million which matures in 2007 and amortizes in equal semi-annual installments and (ii) $1.5 million which matures in 2009 and has no amortization payments. In addition Simec had outstanding $302,000 of 8 7/8% MTN’s due 1998 (accrued interest at September 30, 2003 was $248,348) which were issued in 1993 as part of a $68 million issuance. At September 30, 2003 Simec owed no debt to ICH.

At September 30, 2003, Compañia Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) was not in compliance with various financial covenants contained in its bank loan instruments pursuant to which Simec’s $1.7 million of bank debt is outstanding. In accordance with Mexican generally accepted accounting principles, Simec’s long term bank debt has been reclassified as current liabilities. The cause of the non compliance is intercompany debt owed from CSG to its parent company Simec.

In February 2003, Simec effected a 1 for 20 reverse split of its Series B common stock; as a result its American Depositary Shares now represent 1 share of Series B Common Stock. In March 2003, ICH converted approximately $16.1 million of loans to Simec plus accrued interest thereon (which loans were made to fund the prepayment of Simec bank debt) into common shares of Simec at a conversion price equivalent to U.S. $1.35 per American Depositary Share. On October 2, 2003, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of the conversion of ICH debt to purchase capital stock for Ps. 19.2 million at the price per share of Ps. 14.588 (the equivalent of U.S. $1.35 per American Depositary Share). In May 2003, ICH made a capital contribution to Simec in the amount of $14.5 million (the proceeds of which were used to retire debt owed to ICH) for capital stock to be issued in the fourth quarter of 2003.

Net resources provided by operations were Ps. 248 million in the nine-month period ended September 30, 2003 (which amount reflects the conversion of loans of ICH into common shares of Simec for Ps. 181 million) versus Ps. 92 million of net resources provided in operations in the same period of 2002. Net resources provided by financing activities were Ps. 2 million in the nine-month period ended September 30, 2003 (which amount reflects the semi-annual amortization installment on its bank debt of Ps. 15 million ($1.4 million), the prepayment of Ps. 316 million ($30 million) of bank debt, the conversion by ICH of Ps. 181 million of loans (plus accrued interest thereon) into common shares and a capital contribution from ICH to Simec in the amount of Ps. 150 million ($14.5 million) for capital stock to be issued in the fourth quarter of 2003) versus Ps. 112 million of net resources used by financing activities in the same period of 2002 (which amount reflects the semi-annual amortization installment on its bank debt of Ps. 44 million ($4 million), the prepayment of Ps. 394 million ($39 million) of bank debt, the conversion by ICH of Ps. 259 million of loans into common shares and the exercise by certain minority shareholders of their pre-emptive rights arising as a result of the conversion of ICH debt to purchase capital stock for Ps. 27). Net resources

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

DIRECTOR REPORT (1)

	ANNEX 1	CONSOLIDATED

used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 16 million in the nine-month period ended September 30, 2003 versus net resources used in investing activities of Ps. 13 million in the same period of 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Nine-Month Period Ended September 30, 2003 compared to Nine-Month Period Ended September 30, 2002

Net Sales

Net sales of Simec increased 26% to Ps. 1,997 million in the nine-month period ended September 30, 2003 compared to Ps. 1,591 million in the same period of 2002. Sales in tons of basic steel products increased 3% to 463,286 tons in the nine month-period ended September 30, 2003 compared to 451,037 tons in the same period of 2002. Exports of basic steel products decreased to 54,047 tons in the nine month-period ended September 30, 2003 versus 61,853 tons in the same period of 2002 due to higher margins for domestic sales in the 2003 period. Additionally Simec sold 47,049 tons of billet in the nine-month period ended September 30, 2003 compared to 21,476 tons of billet in the same period of 2002. The average price of steel products increased 18% in real terms in the nine-month period ended September 30, 2003 versus the prior comparable period.

Direct Cost of Sales

Simec’s direct cost of sales increased 22% to Ps. 1,308 million in the nine-month period ended September 30, 2003 compared to Ps. 1,067 million in the same period of 2002. Direct cost of sales as a percentage of net sales decreased to 65% in the nine-month period ended September 30, 2003 from 67% in the September 30, 2002 period. The average cost of raw materials used to produce steel products increased 15% in real terms in the nine-month period ended September 30, 2003 versus the same period of 2002 primarily as a result of increases in the price of scrap, electricity and gas.

Marginal Profit

Simec’s marginal profit increased 31% to Ps. 689 million in the nine-month period ended September 30, 2003 compared to Ps. 524 million in the same period of 2002. As a percentage of net sales, marginal profit was 35% in the nine-month period ended September 30, 2003 compared to 33% in the prior comparable period.

Indirect Manufacturing, Selling, General And Administrative Expenses

Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 3% to Ps. 347 million in the nine-month period ended September 30, 2003 from Ps. 338 million in the same period of 2002; this increase was due to an increase of Ps. 20 million in depreciation and amortization expense which in the nine-month period ended September 30, 2003 was Ps. 134 million compared to Ps. 114 million in the same period of 2002.

Operating Income

Simec’s operating income increased 84% to Ps. 342 million in the nine-month period ended September 30, 2003 compared to Ps. 186 million in the same period of 2002. Operating income was 17% of net sales in the nine-month period ended September 30, 2003 and 12% of net sales in the same period of 2002.

Financial Income (Expense)

Simec recorded financial expense in the nine-month period ended September 30, 2003 of Ps. 24 million compared to financial expense of Ps. 116 million in the same period of 2002. Simec recorded an exchange loss of

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

DIRECTOR REPORT (1)

	ANNEX 1	CONSOLIDATED

approximately Ps. 9 million in the nine-month period ended September 30, 2003 compared to an exchange loss of Ps. 95 million in the same period of 2002 reflecting the 6% decrease in the value of the peso versus the dollar in the nine-month period ended September 30, 2003 versus a decrease of 11% in the value of the peso versus the dollar in the September 30, 2002 period and lower debt levels in the 2003 period. Net interest expense was Ps. 14 million in the nine-month period ended September 30, 2003 versus Ps. 45 million during the same period of 2002 reflecting a lower amount of debt outstanding during the 2003 period. Simec recorded a loss from monetary position of Ps. 1 million in the nine month period ended September 30, 2003 compared to a gain from monetary position of Ps. 24 million in the September 30, 2002 period, reflecting the domestic inflation rate of 2.3% in the nine-month period ended September 30, 2003 as compared to 3.9% in the first nine months of 2002 and lower debt levels during the 2003 period.

Other Income (Expense), Net

Simec recorded other income, net, of Ps. 0 million in the nine-month period ended September 30, 2003 compared to other income, net, of Ps. 10 million in the same period of 2002 (reflecting (i) other income relating to tax benefits associated with the acquisition of machinery and equipment made in 2001 of Ps. 6 million, (ii) a gain of Ps. 2 million in respect of $200,000 principal amount of Simec’s MTNs which were acquired at 50% of the principal amount thereof, without provision for accrued interest, and were subsequently cancelled, (iii) income of Ps. 3 million relating to insurance payments received in respect of the breakdown of the scrap shredder machine at the Mexicali mini-mill and (iv) expenses related to other financial operations of Ps. 1 million).

Income Tax and Employee Profit Sharing

Simec recorded a provision of Ps. 37 million for income tax and employee profit sharing in the nine-month period ended September 30, 2003 (including an increase in the provision of Ps. 13 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 14 million in the same period of 2002 (including a decrease in the provision of Ps. 13 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income

As a result of the foregoing, Simec recorded net income of Ps. 281 million in the nine-month period ended September 30, 2003 compared to net income of Ps. 66 million in the nine-month period ended September 30, 2002.

Recent Pronouncements Applicable to Mexican GAAP

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liabilities resulting from the adoption of this Bulletin was Ps. 885 million at September 30, 2003 compared to Ps. 748 million at September 30, 2002. The effect on Simec’s consolidated statement of income in the nine-month period ended September 30, 2003 was an increase of Ps. 13 million in the provision for income tax and employee profit sharing compared to a decrease of Ps. 13 million in the same period of 2002. These provisions do not affect the cash flow of Simec.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

FINANCIAL STATEMENT NOTES(1)

	ANNEX 2	CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec”) controlled before the restructuring.

The main subsidiaries of CSG are the following:
°	Compañía Siderúrgica de California, S.A. de C.V.
°	Industrias del Acero y del Alambre, S.A. de C.V.
°	Pacific Steel Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

FINANCIAL STATEMENT NOTES(1)

	ANNEX 2	CONSOLIDATED

origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of September 30, 2003 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40

f. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

g. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

h. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

i. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

j. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company’s parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

FINANCIAL STATEMENT NOTES(1)

	ANNEX 2	CONSOLIDATED

exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-	Monetary items at the exchange rate at the balance sheet date.

-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.

-	Income and expense items at an appropriate average exchange rate.

-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company’s sales, and there were no significant accounts receivable from a single customer or affiliate at September 30, 2003 and 2002. The Company performs evaluations of its customers’ credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

n. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

o. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

p. Effect of restatement of stockholders’ equity - The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:

At September 30, 2003, Simec’s total consolidated debt consisted of approximately $2.0 million of U.S. dollar-denominated debt, while at December 31, 2002, Simec had outstanding approximately $47.8 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company Industrias CH, S.A. de C.V.) (“ICH”); Simec’s lower debt level at September 30, 2003 reflected the prepayment of $30 million of bank debt in 2003 (Simec financed $16.2 million of this prepayment with loans from ICH), the semi-annual amortization installment on its bank debt of $1.4 million in May 2003, the conversion to common stock in

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

FINANCIAL STATEMENT NOTES(1)

	ANNEX 2	CONSOLIDATED

March 2003 of $16.1 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.35 (Ps.14.588) per American Depositary Share and a capital contribution from ICH to Simec in the amount of $14.5 million (the proceeds of which were used to retire debt owed to ICH) for capital stock to be issued at the end of this year. Simec’s remaining outstanding $1.7 million of bank debt consisted of (i) $0.2 million which matures in 2007 and amortizes in equal semi-annual installments and (ii) $1.5 million which matures in 2009 and has no amortization payments. In addition Simec had outstanding $302,000 of 8 7/8% MTN’s due 1998 (accrued interest at September 30, 2003 was $248,348) which were issued in 1993 as part of a $68 million issuance. At September 30, 2003 Simec owed no debt to ICH.

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 8,835 (U.S. $808,511) at September 30, 2003, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,032 per month.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

RELATIONS OF SHARES INVESTMENTS

	ANNEX 3	CONSOLIDATED

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)
SUBSIDIARIES				ACQUISITION COST	PRESENT VALUE (3)
1 CIA SIDERURGICA DE GUADALAJARA	MINI-MILL	474,393,215	99.99	38,359	2,038,681
2 CIA. SIDERURGICA DE CALIFORNIA	MINI-MILL	504,816	0.04	505	1,258
TOTAL INVESTMENT IN SUBSIDIARIES				38,864	2,039,939
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					2,039,939

NOTES

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	MEXICAN STOCK EXCHANGE	QUARTER: 3 YEAR: 2003
ANNEX 5 CREDITS BREAK DOWM

	(THOUSANDS OF PESOS)	CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of Pesos)
					Time Interval
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More

BANKS
WITH WARRANTY

BANCO BILBAO VIZCAYA BANCO BILBAO VIZCAYA	15/11/2009 15/11/2007	5.81 5.81			323	15,970 2,584

TOTAL BANKS			0	0	323	18,554	0	0	0	0

LISTED IN THE MEXICAN STOCK EXCHANGE
UNSECURED DEBT
MEDIUM TERM NOTES	15/12/1998	9.33	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	0

SUPPLIERS
VARIOUS			154,198	0	14,141	0	0	0	0	0

TOTAL SUPPLIERS			154,198	0	14,141	0	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS
VARIOUS			53,489	0	410	0	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS			53,489	0	410	0	0	0	0	0

TOTAL GENERAL			207,687	0	14,874	18,554	0	0	0	0

Credit Type / Institution	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands of Pesos)
	Time Interval
	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More

BANKS
WITH WARRANTY

BANCO BILBAO VIZCAYA BANCO BILBAO VIZCAYA

TOTAL BANKS	0	0	0	0	0	0

LISTED IN THE MEXICAN STOCK EXCHANGE
UNSECURED DEBT
MEDIUM TERM NOTES	3,300	0	0	0	0	0
TOTAL STOCK EXCHANGE	3,300	0	0	0	0	0

SUPPLIERS
VARIOUS	20,984	0	0	0	0	0

TOTAL SUPPLIERS	20,984	0	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS
VARIOUS	13,385	0	0	0	0	0

OTHER CURRENT LIABILITIES AND OTHER CREDITS	13,385	0	0	0	0	0

TOTAL GENERAL	37,669	0	0	0	0	0

NOTES:
	1. –	At September 30, 2003, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) was not in compliance with various financial covenants contained in its bank loan instruments. In accordance with Mexican generally accepted accounting principles, Simec’s long term bank debt has been reclassified as current liabilities.

	2.–	Simec’s bank debt is secured by a lien on all of the plant, property and equipment of Simec

	3.–	The exchange rate of the peso to the U.S. Dollar at September 30, 2003 was Ps. 10.9272

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

MONETARY POSITION IN FOREIGN EXCHANGE (Thousands of Pesos)

	ANNEX 6	CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL

TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

FOREING MONETARY POSITION

TOTAL ASSETS	29,998	327,784	0	0	327,784

LIABILITIES POSITION	6,135	67,042	371	4,055	71,097
SHORT TERM LIABILITIES POSITION	6,135	67,042	371	4,055	71,097

LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	23,863	260,742	(371)	(4,055)	256,687

NOTES

THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT SEPTEMBER 30, 2003 WAS PS. 10.9272.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

	INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (Thousands of Pesos)	CONSOLIDATED

ANNEX 7

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSET (LIABILITIES) MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS

JANUARY	599,332	870,175	(270,843)	0.40	1,095

FEBRUARY	496,349	770,972	(274,623)	0.28	763

MARCH	540,635	777,637	(237,002)	0.63	1,496

APRIL	541,513	566,310	(24,797)	0.17	42

MAY	578,184	548,013	30,171	-0.32	97

JUNE	547,495	340,066	207,429	0.08	(171)

JULY	604,584	323,902	280,682	0.14	(407)

AUGUST	664,648	310,488	354,160	0.30	(1,063)

SEPTEMBER	750,161	319,022	431,139	0.60	(2,567)

ACTUALIZATION:	0	0	0	0.00	37

CAPITALIZATION:	0	0	0	0.00	0

FOREIGN CORP.:	0	0	0	0.00	0

OTHER	0	0	0	0.00	0

T O T A L					(678)

NOTES

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET(1)

	ANNEX 8	CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more.
B) Total liabilities to total assets do not be more than 0.60.
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES A) Accomplished the actual situation is 3.29 times. B) Accomplished the actual situation is 0.21 C) Accomplished the actual situation is 28.01

As of September 30, 2003, the remaining balance of the MTNs not exchanged amounts to Ps. 3,300 ($302,000 dollars).

C.P. Adolfo Luna Luna Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

	ANNEX 9	CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)

CIA. SIDERURGICA DE GUAD.	PRODUCTION AND SALES OF STEEL PRODUCTS	480	84

CIA. SIDERURGICA DE CALIF.	PRODUCTION AND SALES OF STEEL PRODUCTS	250	78

INDUSTRIAS DEL ACERO Y DEL
ALAMBRE	SALE OF STEEL PRODUCTS	0	0

NOTES

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

MAIN RAW MATERIALS

	ANNEX 10	CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)

SCRAP	VARIOUS	SCRAP	VARIOUS	YES	50.39
ELECTRICITY	C.F.E.			NO	12.83
FERROALLOYS	MINERA AUTLAN	FERROALLOYS	GFM TRADING	YES	6.52
ELECTRODES	UCAR CARBON MEXICANA	ELECTRODES	SGL CARBON GROUP	YES	2.46

NOTES

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

SELLS DISTRIBUTION BY PRODUCT

	ANNEX 11	CONSOLIDATED

DOMESTIC SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
STRUCTURAL PROFILES	136	376,579	128	547,857
COMMERCIAL PROFILES	40	95,145	32	126,778
REBAR	90	201,526	75	292,847
FLAT BAR	19	49,926	13	53,977
STEEL BARS	158	415,944	155	615,579
OTHER			6	34,383
BILLET	47	84,277	47	122,087
T O T A L		1,223,397		1,793,508

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

SELLS DISTRIBUTION BY PRODUCT

	ANNEX 11	CONSOLIDATED

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS

STRUCTURAL PROFILES			8	31,716
COMMERCIAL PROFILES			11	39,457
REBAR			25	92,161
STEEL BARS			7	29,847
FLAT BAR			3	10,388
T O T A L				203,569

NOTES

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

	INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK CHARACTERISTICS OF THE SHARES	CONSOLIDATED

			NUMBER OF SHARES
SERIES	NOMINAL VALUE	VALID CUPON						CAPITAL STOCK (Thousands of Pesos)
			PORTION	PORTION	MEXICAN	FREE SUSCRIPTION	FIXED	VARIABLE

B		0	15,283,350	105,065,505		120,348,855	222,963	1,532,713
TOTAL			15,283,350	105,065,505	0	120,348,855	222,963	1,532,713

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 120,348,855 SHARES PROPORTION BY:

CPO’S :	0
ADRS’s :	1,268,213 ADR’S OF 1 SHARE EACH ONE.
UNITS :	0
GDRS’s :	0
ADS’s :	0
GDS’s :	0

REPURCHASED OWN SHARES
MARKET VALUE OF THE SHARE
SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER

NOTES

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

CONSTRUCTION IN PROGRESS (Proyect, Total Investment and % of Advance)

	ANNEX 13	CONSOLIDATED

THE PROYECTS IN PROGRESS AT SEPTEMBER 30, 2003, ARE:

PROYECTS IN	TOTAL	PHISICAL	FINISHED
PROGRESS	INVESTMENT	ADVANCE	AT

SLITTING SYSTEM TO ROLLING
MILL WITH TWO ROWS	Ps. 4,905	80%	February 2004

SYSTEM COMPUTERIZED FOR
REGULATION OF ELECTRODES
IN THE FUSION FURNACE	2,495	92%	November 2003

VARIOUS	669

TOTAL INVESTMENT AT
SEPTEMBER 30, 2003	8,069

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.		QUARTER: 3 YEAR: 2003

FOREIGN CURRENCY TRANSACTIONS AND EXCHANGE DIFFERENCES

	ANNEX 14	CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-	Monetary items at the exchange rate at the balance sheet date.
-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.
-	Income and expense items at an appropriate average exchange rate.
-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 3 YEAR: 2003 CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND ADOLFO LUNA LUNA CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS THIRD QUARTER REPORT.

ING LUIS GARCIA LIMON CHIEF EXECUTIVE OFFICER	C.P. ADOLFO LUNA LUNA CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT OCTOBER 28 OF 2003